EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations [a]	$835	$(2,501)	$738	$2,383	$1,631
Fixed charges	1,117	1,242	1,219	851	766
Distributed income of equity investees	139	263	369	156	137
Deduct:
Preference security dividend requirements of consolidated subsidiaries	32	102	157	165	99
Interest capitalized [b]	11	44	176	128	48

Total earnings (loss) (as defined for the Fixed Charges calculation)	$2,048	$(1,142)	$1,993	$3,097	$2,387

Fixed charges:
Interest on debt, including capitalized portions	$1,061	$1,116	$1,041	$664	$651
Estimate of interest within rental expense	24	24	21	22	16
Preference security dividend requirements of consolidated subsidiaries	32	102	157	165	99

Total fixed charges	$1,117	$1,242	$1,219	$851	$766

Ratio of earnings to fixed charges	1.8	— (c)	1.6	3.6	3.1

[a]	Excludes minority interest expenses and income or loss from equity investees.
[b]	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
[c]	Earnings were inadequate to cover fixed charges by $2,384 million for the year ended December 31, 2003.